Filed Pursuant to Rule 433
Registration Statement No. 333-136631
August 17, 2006
     In connection with the offering of senior notes due 2036 of Cintas Corporation No. 2, which will be unconditionally guaranteed, jointly and severally, by Cintas Corporation and certain of its subsidiaries, the following additional terms will be applicable. In the following section, unless stated otherwise or the context otherwise requires:
•	“Cintas” refers to Cintas Corporation and not to any of its subsidiaries;

•	“we,” “us,” “our” and “Cintas No. 2” refer to Cintas Corporation No. 2, a wholly-owned subsidiary of Cintas Corporation and the issuer of the notes; and

•	“subsidiary guarantors” refers to Cintas Corporation’s directly and indirectly wholly-owned subsidiaries, excluding Cintas Corporation No. 2, that are guarantors of Cintas No. 2’s revolving credit facility, have been organized under the laws of any jurisdiction within the United States and guarantee the notes.
Offer to Repurchase upon a Change of Control Repurchase Event
     If a Change of Control Repurchase Event (defined below) occurs, unless we have otherwise exercised our right to redeem the notes, we will make an offer to each holder of notes to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder’s notes at a repurchase price in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, on the notes repurchased to the date of purchase. Within 30 days following any Change of Control Repurchase Event, we will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control Repurchase Event and offering to repurchase the notes on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. We will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Repurchase Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Repurchase Event provisions of the notes, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Repurchase Event provisions of the notes by virtue of such conflict.
     On the Change of Control Repurchase Event payment date, we will, to the extent lawful:
•	accept for payment all notes or portions of notes properly tendered pursuant to our offer;

•	deposit with the paying agent an amount equal to the aggregate purchase price in respect of all notes or portions of notes properly tendered; and
•	deliver or cause to be delivered to the trustee the notes properly accepted, together with an officers’ certificate stating the aggregate principal amount of notes being purchased by us.
     The paying agent will promptly mail to each holder of notes properly tendered the purchase price for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in the principal amount to any unpurchased portion of the notes surrendered, if any; provided, that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000.
     Except as described above with respect to a Change of Control Repurchase Event, the indenture does not contain provisions that permit you to require that we repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.
     We will not be required to make an offer to repurchase the notes upon a Change of Control Repurchase Event if a third party makes an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us, and such third party purchases all notes properly tendered and not withdrawn under its offer.
     The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our or Cintas’ properties or assets. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under New York law, which governs the indenture. Accordingly, the ability of a holder of notes to require us to repurchase any notes as a result of a sale, lease, transfer, conveyance, or other disposition of less than all of our or Cintas’ properties or assets may be uncertain.
     For purposes of the foregoing discussion of a repurchase at the option of holders, the following definitions are applicable:
     “Below Investment Grade Rating Event” means the notes are rated below an Investment Grade Rating by each of the Rating Agencies on any date from the date of the public notice of an arrangement that could result in a Change of Control until the end of the 60-day period following public notice of the occurrence of the Change of Control (which 60-day period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies).
     “Capital Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated) in the equity interests of such Person, including without limitation, (i) with respect to a corporation, common stock, preferred stock and any other capital stock, (ii) with respect to a partnership, partnership interests (whether general or limited), and (iii) with respect to a limited liability company, limited liability company interests.
     “Change of Control” means the occurrence of any of the following:
     (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of Cintas No. 2’s and its subsidiaries’ properties or assets taken as a whole or all or substantially all of Cintas’ and its subsidiaries properties or assets taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than to Cintas, Cintas No. 2 or a subsidiary guarantor, as the case may be;
     (2) the adoption of a plan relating to the liquidation or dissolution of Cintas No. 2 or Cintas;
     (3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above), other than Cintas No. 2 or a subsidiary guarantor, as the case may be, becomes the beneficial owner, directly or indirectly, of 50% or more of the total voting power of the Voting Stock of Cintas No. 2 or Cintas (for purposes of this clause (3), a Person shall be deemed to beneficially own the Voting Stock of a corporation that is beneficially owned (as defined above) by another corporation (a “parent corporation”) if such Person beneficially owns (as defined above) at least 50% of the aggregate voting power of all classes of Voting Stock of such parent corporation); or
     (4) the first day on which a majority of the members of the board of directors of Cintas are not Continuing Directors;
provided, that in connection with (a) the direct or indirect sale, transfer, conveyance or other disposition described in clause (1) above to Cintas, Cintas No. 2 or a subsidiary guarantor or (b) the consummation of any transaction described in clause (3) above with Cintas No. 2 or a subsidiary guarantor, all references in clauses (1) and (3) above to “Cintas No. 2” and “Cintas,” as applicable, shall henceforth be deemed to refer to the entity that acquires such properties or assets or the surviving entity of such merger or consolidation, as applicable.
     “Change of Control Repurchase Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.
     “Continuing Director” means, as of any date of determination, any member of the Cintas board of directors who:
     (1) was a member of the Cintas board of directors on the first date that any of the notes were issued; or
     (2) was nominated for election or elected to the Cintas board of directors with the approval of a majority of the directors in office at the time of such nomination or election (a)

who were either members of the Cintas board of directors on the first date that any of the notes were issued or (b) whose nomination or election was so previously approved.
     “Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P.
     “Moody’s” means Moody’s Investors Service, Inc.
     “Person” means any individual, corporation, partnership, association, joint venture, trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.
     “Rating Agency” means each of S&P and Moody’s, or if S&P or Moody’s or both shall not make a rating on the notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by us (as certified by a resolution of our board of directors) which shall be substituted for S&P or Moody’s, or both, as the case may be.
     “S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc.
     “Voting Stock” means, with respect to any Person, the Capital Stock of such Person that is at the time entitled to vote generally in the election of the board of directors (or the equivalent) of such Person.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling KeyBanc Capital Markets at (866) 227-6479.